Filed pursuant to Rule 424(b)(3)
Registration No. 333-136853

PROSPECTUS SUPPLEMENT

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Proposed mid-tier holding company for Alliance Bank)

This supplements the prospectus of Alliance Bancorp, Inc. of Pennsylvania dated November 13, 2006.  This prospectus supplement should be read together with the prospectus.

We completed our subscription offering of common stock of Alliance Bancorp, Inc. of Pennsylvania on December 18, 2006.  As of that date, we had received orders for approximately $8.3 million of common stock, or approximately 830,000 shares, in the subscription and community offering.  In order to complete the offering, we must sell at least 1,807,339 shares of common stock, which is the minimum of our offering range.  To facilitate the sale of additional shares, as contemplated by our Plan of Additional Stock Issuance, we are extending our community offering, concurrently commencing a syndicated community offering and increasing the amount of stock that individuals and groups may purchase as follows:

•                               The maximum amount that an individual may purchase is now $850,000, notwithstanding current ownership of any shares of Alliance Bank common stock; and

•                               The maximum amount that an individual, together with any associates and other persons acting in concert, may purchase is now $850,000, notwithstanding current ownership of any shares of Alliance Bank common stock.

Persons who are interested in purchasing shares in the community offering should submit an order form, together with full payment for the shares ordered.  If you previously have submitted an order in the subscription or community offering for $200,000 of common stock, you may increase your order by submitting an additional order form for up to an additional $650,000 of common stock with full payment for the additional shares ordered.  If you wish to increase your order, we must receive your completed order form, together with full payment for all of the shares subscribed for or with appropriate authorization for withdrawal of full payment from a deposit account with Alliance Bank, not later than 4:00 p.m., Eastern time, on January 5, 2007.  For assistance, please contact the Stock Information Center at (800) 550-4387, option 3.

Orders and payment for shares of common stock purchased in the syndicated community offering will be made in accordance with such terms, conditions and procedures as we may determine. We have not set an expiration date for the syndicated community offering and the offering may expire at any time after January 5, 2007 in our sole discretion.

The opportunity to purchase shares of common stock in the community and syndicated community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.  If the offering is extended beyond February 1, 2007, subscribers will have the right to modify or rescind their subscription orders.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2006.